EXHIBIT 12.1

CNET Networks, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Fiscal Year Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2004
Earnings available to cover fixed charges:
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries	674,223	(593,579)	(2,058,495)	(380,878)	(25,630)	3,007
Plus: Fixed charges	10,015	20,836	22,209	18,693	14,591	3,567

Earnings available to cover fixed charges	684,238	(572,743)	(2,036,286)	(362,185)	(11,039)	6,574
Fixed charges:
Interest expense, including amortization of deferred financing costs	8,248	17,981	15,615	10,289	6,932	1,678
Interest portion of rent expense	1,767	2,855	6,594	8,404	7,659	1,889

Total fixed charges	10,015	20,836	22,209	18,693	14,591	3,567
Ratio of earnings to fixed charges (a):	68.3	—	—	—	—	1.8

(a)	Earnings available to cover fixed charges were inadquate for the years ended December 31, 2000, 2001, 2002 and 2003. Additional earnings of approximately $593.6 million, $2.1 billion, $380.9 million and $25.6 million for the years ended December 31, 2000, 2001, 2002 and 2003 would have been required to attain a ratio of 1:1.